Conrad C. Lysiak
Attorney at Law
601 West First Avenue
Suite 503
Spokane, WA 99201
(509) 624-1475
Fax: (509) 747-1770
Email: cclysiak@qwest.net

April 12, 2006

Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission
100 F Street, NE
Mail Stop 7010
Washington, D.C. 20549-7010

RE: Willowtree Advisor, Inc.
Form SB-2 Registration Statement
File No. 333-132439

Dear Mr. Schwall:

In response to your letter of comments dated April 7, 2006, please be advised as follows:

General

1. An explanation of the withdrawl of the original registration statement has been provided as the last paragraph in the Plan of Distribution section.

Selling Shareholders

2. The reference to James Beck and J. Beck & Company has been deleted and was included in error from a previous templet.

3. The disclosure requested has been provided. Supplementally there are none.

4. The disclosure requested has been provided. Supplementally there are none.

Mr. H. Roger Schwall
Securities and Exchange Commission
RE:     Willowtree Advisor, Inc.
Form SB-2 Registration Statement
File No. 333-132439
April 12, 2006

Recent Sales of Unregistered Securities

5. The section has been revised as requested.

Yours truly,

CONRAD C. LYSIAK
Conrad C. Lysiak

cc: Willowtree Advisor, Inc.